UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)
Information Statement Pursuant to Rules 13d-1 and 13d-2 Under the Securities Exchange Act of 1934 (Amendment No. __)*
DATA KNIGHTS ACQUISITION CORP.
(Name of Issuer) Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
237699103
(CUSIP Number) December 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this schedule is filed:
[ ] Rule 13d-1(b) [ ] Rule 13d-1(c) [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 237699103

1. .			NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Westchester Capital Management, LLC 27-3790558
2. .	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [X]
3. .			SEC USE ONLY
4. .	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	6,115 shares
	6.	SHARED VOTING POWER	498,342 shares
	7.	SOLE DISPOSITIVE POWER	6,115 shares
	8.	SHARED DISPOSITIVE POWER	498,342 shares
9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,457 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		15.21%*
12.	TYPE OF REPORTING PERSON		IA

* Based on 3,316,819 Shares outstanding as of January 3, 2023, as reported in the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on January 3, 2023.

CUSIP No. 237699103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Westchester Capital Partners, LLC 13-3869675
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	2,543 shares
	6.	SHARED VOTING POWER	None
	7.	SOLE DISPOSITIVE POWER	2,543 shares
	8.	SHARED DISPOSITIVE POWER	None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,543 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		0.1%*
12.	TYPE OF REPORTING PERSON		IA

* Based on 3,316,819 Shares outstanding as of January 3, 2023, as reported in the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on January 3, 2023.

CUSIP No. 237699103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Virtus Investment Advisers, Inc. 04-2453743
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	None
	6.	SHARED VOTING POWER	498,342 shares
	7.	SOLE DISPOSITIVE POWER	None
	8.	SHARED DISPOSITIVE POWER	498,342 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 498,342 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		15.0%*
12.	TYPE OF REPORTING PERSON		IA

* Based on 3,316,819 Shares outstanding as of January 3, 2023, as reported in the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on January 3, 2023.

The amounts reported on this page are also included in the amounts reported by Westchester Capital Management, LLC on this Schedule 13G.

CUSIP No. 237699103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Merger Fund 14-1698547
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	None
	6.	SHARED VOTING POWER	492,279 shares
	7.	SOLE DISPOSITIVE POWER	None
	8.	SHARED DISPOSITIVE POWER	492,279 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 492,279 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		14.8%*
12.	TYPE OF REPORTING PERSON		IV

* Based on 3,316,819 Shares outstanding as of January 3, 2023, as reported in the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on January 3, 2023.

The amounts reported on this page are also included in the amounts reported by Virtus Investment Advisers, Inc. on this Schedule 13G.

CUSIP No. 237699103

Item 1(a).	Name of Issuer
The name of the issuer to which this filing on Schedule 13G relates is Data Knights Acquisition Corp. (the “Company”).
Item 1(b).	Address of Issuer’s Principal Executive Offices
The principal executive offices of the Company are located at Unit G6, Frome Business Park, Manor Road, Frome, United Kingdom, BA114FN.
Item 2(a).	Name of Person Filing
This statement is being filed jointly by the following (each, a “Reporting Person,” and collectively, the “Reporting Persons”): Westchester Capital Management, LLC (“Westchester”), a Delaware limited liability company, Westchester Capital Partners, LLC (“WCP”), a Delaware limited liability company, Virtus Investment Advisers, Inc. (“Virtus”), a Massachusetts corporation, and The Merger Fund (“MF”), a Massachusetts business trust.
Virtus, a registered investment adviser, serves as the investment adviser to each of MF and The Merger Fund VL (“MF VL”).  Westchester, a registered investment adviser, serves as sub-advisor to each of MF, MF VL and JNL Multi-Manager Alternative Fund (“JARB”).  WCP, a registered investment adviser, serves as investment adviser to Westchester Capital Master Trust (“Master Trust”, together with MF, MF VL and JARB, the “Funds”).  The Funds directly hold Common Stock of the Company for the benefit of the investors in those Funds.  Mr. Roy Behren and Mr. Michael T. Shannon each serve as Co-Presidents of Westchester and WCP.
Westchester and WCP often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time.  Based on the foregoing and the relationships described herein, these parties may be deemed to constitute a “group” for purposes of Section 13(g)(3) of the Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.
Item 2(b).	Address or Principal Business Office or, if none, Residence:
Westchester Capital Management, LLC
100 Summit Drive, Valhalla, NY 10595

Westchester Capital Partners, LLC
100 Summit Drive, Valhalla, NY 10595

Virtus Investment Advisers, Inc.
One Financial Plaza, Hartford, CT 06103

The Merger Fund
101 Munson Street, Greenfield, MA 01301-9683

Item 2(c).	Citizenship
Each of Westchester and WCP are organized under the laws of the State of Delaware. Each of Virtus and MF are organized under the laws of the State of Massachusetts.
Item 2(d).	Title of Class of Securities
The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A Common Stock, $0.0001 par value per share ("Common Stock").
Item 2(e).	CUSIP Number
The CUSIP number of the Company’s Common Stock is 237699103.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[X] Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8).
(e)	[X] An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).
[ ] If this statement is filed pursuant to §240.13d-1(c), check this box.

CUSIP No. 237699103

Item 4.	Ownership
The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference. Virtus acts as investment adviser to each of MF and MF VL.  Westchester acts as sub-advisor to each of MF, MF VL and JARB and may be deemed to beneficially own shares of Common Stock held by MF, MF VL and JARB.  WCP, as investment adviser to Master Trust, may be deemed to beneficially own shares of Common Stock held by the Master Trust.   Messrs. Behren and Shannon each serve as Co-Presidents of Westchester and WCP.  By virtue of these relationships, Westchester, WCP and Messrs. Behren and Shannon may be deemed to beneficially own the Common Stock held by the Funds, however, each of the Reporting Persons and Messrs. Behren and Shannon disclaim beneficial ownership of such shares of Common Stock, except to the extent of their pecuniary interest therein.  The filing of this Statement shall not be construed as an admission that the Reporting Persons and Messrs. Behren and Shannon are, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by the Funds.
Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 237699103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2023

WESTCHESTER CAPITAL MANAGEMENT, LLC
By:	/s/ CaSaundra Wu
Name: CaSaundra Wu Title: CCO

WESTCHESTER CAPITAL PARTNERS, LLC
By:	/s/ CaSaundra Wu
Name: CaSaundra Wu Title: CCO

VIRTUS INVESTMENT ADVISERS, INC.
By:	/s/ David Fusco
Name: David Fusco Title: Chief Compliance Officer

THE MERGER FUND
By:	/s/ Jennifer Fromm
Name: Jennifer Fromm Title: Vice President, Chief Legal Officer, Counsel and Secretary

CUSIP No. 237699103

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Data Knights Acquisition Corp., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 14, 2023.

Dated:  February 14, 2023

WESTCHESTER CAPITAL MANAGEMENT, LLC
By:	/s/ CaSaundra Wu
Name: CaSaundra Wu Title: CCO
WESTCHESTER CAPITAL PARTNERS, LLC
By:	/s/ CaSaundra Wu
Name: CaSaundra Wu Title: CCO
VIRTUS INVESTMENT ADVISERS, INC.
By:	/s/ David Fusco
Name: David Fusco Title: Chief Compliance Officer
THE MERGER FUND
By:	/s/ Jennifer Fromm
Name: Jennifer Fromm Title: Vice President, Chief Legal Officer, Counsel and Secretary